Exhibit 1.01

DuPont de Nemours, Inc.
Conflict Minerals Report
2025
BACKGROUND

This Conflict Minerals Report (this “Report”) of DuPont de Nemours, Inc. (“DuPont” or the “Company”), provides information with respect to products for which Conflict Minerals are “necessary to the functionality or production” that were manufactured by or contract manufactured for the Company and its consolidated subsidiaries, during the 2025 calendar year. The term Conflict Minerals, as defined by the U.S. Securities and Exchange Commission (the “SEC”), broadly encompasses all gold, columbite-tantalite, cassiterite, and wolframite minerals, and these specific derivatives: tantalum, tin, tungsten, and gold, regardless of the country of origin of such minerals and regardless of whether or not the purchase of such minerals actually finances or benefits armed groups, in the Democratic Republic of the Congo or an adjoining country, (the “Covered Countries”). “Armed group” and “adjoining country” have the meanings assigned to those terms by the SEC in Form SD.

COMPANY OVERVIEW

DuPont is a leading provider of advanced solutions that improve everyday life across healthcare, water, construction and industrial markets. The Company is committed to helping customers advance their technology pipelines and provide solutions that address their unique challenges. From delivering clean water to enabling medical packaging solutions which enhance safety and performance, DuPont’s innovations power the essential products and technologies people rely on every day.

On November 1, 2025, DuPont completed the previously announced separation of its Electronics business (the “Electronics Separation”) into an independent public company, Qnity Electronics, Inc. (“Qnity”), by way of the distribution to DuPont's stockholders of all the issued and outstanding common stock of Qnity. As a result, beginning in the fourth quarter of 2025, the financial results of the divested Electronics business are reflected in DuPont's Consolidated Financial Statements as discontinued operations, along with comparative periods.

Effective in the fourth quarter of 2025, following the Electronics Separation, the Company realigned its management and reporting structure. This realignment resulted in a change in reportable segments which changed the manner in which the Company reports its financial results, creating two new reportable segments: Healthcare & Water Technologies and Diversified Industrials:

•Healthcare & Water Technologies includes high-performance packaging, parts and components for medical device and biopharma markets as well as water filtration and purification technologies primarily for industrial wastewater & energy, municipal drinking water & desalination, and life sciences & specialty markets.

•Diversified Industrials includes building technologies, with a broad portfolio serving new-build and repair/remodel applications across non-residential and residential construction markets, and industrial technologies, which includes a portfolio of adhesive, wear and friction, and packaging solutions serving aerospace, automotive and printing and packaging markets.

CONFLICT MINERALS
Principles
As a global purchaser and supplier of goods, DuPont is committed to preventing the use of Conflict Minerals that fund armed conflict in the Covered Countries. DuPont’s Statement of Principles regarding the sourcing of Conflict Minerals is available on its website at www.dupont.com.

During its review process, DuPont determined that for calendar year 2025, Conflict Minerals were necessary to the functionality or production of certain products (the “SP Covered Products”) that were manufactured or contracted to be manufactured by DuPont’s businesses, (collectively, the “Businesses”) and the Electronics Business through the ten months ended October 31, 2025, (the “Pre-Separation Electronics Business”). These Businesses are and the Pre-Separation Electronics Business was in the supply chain from Conflict Mineral smelters/refiners, and upstream from the products’ end-users, which include industrial users, converters and retailers who eventually sell final products to end-consumers. Because the Conflict Minerals for the Businesses and the Pre-Separation Electronics Business entered the Company’s supply chain many layers removed, it can be difficult to determine the country of origin. Therefore, the Company, through the Businesses, as applicable, worked directly with the respective raw material vendors to determine the sources and origins used in the manufacturing of their products.

The Company used a cross-functional team to implement processes related to the responsible sourcing of Conflict Minerals, including the purchasing, legal, supply chain, and product stewardship functions. The due diligence and related implementation processes were designed to conform in all material respects to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, specifically as it relates to “Downstream companies,” as defined in such guidance.

The Company at least annually communicates information about its purchasing policy regarding Conflict Minerals, its expectations with regard to vendor sourcing of Conflict Minerals, and requests vendors to provide a completed Conflict Minerals reporting template (the “CMRT”). The CMRT was created by the Responsible Minerals Initiative (“RMI”), founded by members of the Responsible Business Alliance and the Global e-Sustainability Initiative. The CMRT includes questions pertaining to the responsible sourcing of Conflict Minerals and requires each vendor, as applicable, to identify, among other things, all of the smelters/refiners used to supply any Conflict Minerals contained in materials or products supplied by such vendor.

DuPont has established a data management and record retention program and maintains a “Master Supplier Database” which is utilized to manage supplier contact information and to send an initial request for information from suppliers as part of DuPont’s reasonable country of origin inquiry (“RCOI”).

DuPont conducts supply chain due diligence in accordance with the framework of the OECD; Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), on the source and chain of custody of the Conflict Minerals contained in the Covered Products. The OECD Guidance provides a five-step framework for risk based due diligence in the mineral supply chain. The five steps are (1) establish strong company management systems, (2) identify and assess risks in the supply chain, (3) design and implement a strategy to respond to identified risks, (4) carry out an independent third-party audit of the smelters’/refiners’ due diligence and (5) report on supply chain due diligence.

For each of the SP Covered Products, DuPont conducted in good faith, RCOI regarding the Conflict Minerals that included:

1.	Mapping the Company’s supply chain,
2.
Contacting each supplier or vendor, (and where applicable contract manufacturers who independently procured raw materials) to determine if the minerals were sourced from the Democratic Republic of the Congo or adjoining countries, or were derived from scrap or recycled material, and

3.	Requesting written CMRT certifications from suppliers regarding the source for the 2025 Conflict Minerals.

The RCOI is reasonably designed to determine whether any of the Conflict Minerals contained in the SP Covered Products originated in the Covered Countries and whether the Conflict Minerals originated from recycled or scrap sources.

Following its RCOI, DuPont determined that it had sourced products incorporating Conflict Minerals from 38 suppliers for production of certain SP Covered Products in 2025. DuPont worked directly with these suppliers to obtain completed CMRTs.

Based on the supplier responses, DuPont conducted additional due diligence regarding the source and supply chain for Conflict Minerals supplied by 18 of these suppliers and used in the production of the SP Covered Products identified in the table below.

DuPont does not have a direct relationship with the smelters and mines at issue since it does not directly purchase these minerals from smelters or mines. However, the Company actively engages in trade associations and other external groups which include major manufacturers in the chemicals and electronics industries as well as other manufacturing sectors. DuPont leverages industry-wide initiatives to understand and evaluate upstream actors in the supply chain, including the RMI and the related CMRT. DuPont’s due diligence included reliance on work conducted by the RMI, specifically the Responsible Minerals Assurance Process (“RMAP”) which uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials. A list of smelters and refiners that meet the RMAP audit standards is published on the RMI website. The RMAP audit standards are developed according to global standards including the OECD. DuPont compared suppliers’ responses to the list of Conflict-Free Smelters maintained by the RMI and validated through the voluntary RMAP. All such smelters/refiners validated as Conflict-Free Smelters.

Product Line	Identified SP Covered Products	Conflict Mineral	Covered Country
Diversified Industrials
Foam sealant/insulation used for various commercial applications; elastomeric flashing and joint compound material; antifriction coatings; lubricants for valves, brake pads, and high-temperature components; fasteners; printing inks for various industrial applications
		Tin; Tantalum	Democratic Republic of Congo; Burundi; Rwanda; Uganda
Pre-Separation Electronics Business	Connectors; printed circuit boards; interconnect lead frame; interconnect wafers: passive components (e.g., capacitors, inductors.); LED modules, photopolymer resists	Tin	Democratic Republic of Congo; Burundi; Rwanda; Uganda

For risks identified as a part of the due diligence process, DuPont has established an ongoing risk management and assessment program that includes:

a.Contractually obligating suppliers to provide information regarding source and supply chain for Conflict Minerals as a part of new agreements and contract renewals;
b.Educating direct suppliers to increase knowledge of reporting responsibilities and to improve the information contained in supplier survey responses; and
c.Participating in relevant industry groups and trade associations to timely identify industry best practices regarding responsible sourcing of Conflict Minerals.

Due to the complexity of its supply chains, DuPont does not have direct relationships with Conflict Minerals smelters and refiners and does not perform or direct audits of these entities within its supply chain. DuPont supports and leverages the audit work conducted by the RMI to comply with the OECD Guidance. The RMI has implemented RMAP and has been conducting mineral assessments and audits for several years. DuPont also collaborates with other industry associations as well as with its suppliers and customers to validate information obtained from several different sources.